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Rodney H. Bell
305.789.7639
Rodney.Bell@hklaw.com

June 8, 2017

Joseph McCann
Office of Healthcare & Insurance
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Emergent Capital, Inc.
Amendment No. 2 to Preliminary Proxy Statement
on Schedule 14A
Filed June 6, 2017
File No. 001-35064

Dear Mr. McCann:

The purpose of this letter is to respond to oral comments received by Emergent Capital, Inc. (the “Company”) from the Commission Staff on June 7, 2017, regarding the Company’s Amendment No. 2 to preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed with the Commission on June 6, 2017. In response to the Staff’s oral comments, we have revised the Proxy Statement accordingly. Please note that for the Staff’s convenience, we have reproduced the Staff’s comment and provided the Company’s response to the comment immediately thereafter.
In addition, we have simultaneously filed a copy of Amendment No. 3 to the Proxy Statement (the “Amendment No. 3”) and this letter via EDGAR. For your review, we have included herewith one copy of the Amendment No. 3 marked to show changes from the Proxy Statement filed on June 6, 2017.

1.
We note your reference on the bottom of page 49 to a special dividend in connection with the Transactions; however, we do not see any discussion of the special dividend in your Proxy Statement. Accordingly, please revise the Proxy Statement to explain the special dividend, including the form and magnitude of the dividend, any material contingencies concerning its payment, and to provide Item 5 disclosure to the extent necessary.

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Joseph McCann
June 8, 2017

The Company has amended the Proxy Statement to explain the special dividend, including, as applicable, the form and magnitude, and any material contingencies concerning its payment. The special dividend will be an internal distribution between the Company and its indirect subsidiary, and so will not be distributed to any executive officer, director, or other such person as identified by Item 5 to Schedule 14A.
If you have any questions regarding the above, please contact the undersigned at (305) 789-7639.

Sincerely yours,

/s/ Rodney H. Bell

Rodney H. Bell